EXHIBIT 21
SUBSIDIARIES OF WAL-MART STORES, INC.
SUBSIDIARY	ORGANIZED OR INCORPORATED	PERCENT OF EQUITY SECURITIES OWNED	NAME UNDER WHICH DOING BUSINESS OTHER THAN SUBSIDIARY’S
Wal-Mart Stores East, Inc.	Arkansas, U. S.	100%	Wal-Mart
Wal-Mart Property Company	Delaware, U. S.	100%	NA
Wal-Mart Real Estate Business Trust	Delaware, U. S.	100%	NA
ASDA Group Limited	England	100%	ASDA/Wal-Mart